BISON INSTRUMENTS INC.

7725 Vasserman Trail
Chanhassen, Minnesota
55317
Tel/Fax: (952) 938 - 1055

August 3, 2006

Tia L. Jenkins, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Financing
Office of Emerging Growth Companies
100 F Street, North East
Washington, D.C.
20549

Attention: Tia L. Jenkins

Re: Bison Instruments Inc.
       Form 10-KSB-A for Fiscal Year Ended October 31, 2005
       Form 10-QSB-A for Fiscal Quarters Ended January 31, 2006 and April 30, 2006
       File No: 0-27297

In connection to our response to your comments in your letter dated July 17, 2006, the company acknowledges that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
Bison Instruments Inc.



Edward G. Lampman
Chief Executive Officer, Chief Financial Officer and Director